SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D
                                 (Rule 13d-101)


            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)


                               (Amendment No. __)


                                  Epigen, Inc.
                                ----------------
                                (Name of Issuer)


                                  Common Stock
                         ------------------------------
                         (Title of Class of Securities)


                                   294259 10 G
                                 --------------
                                 (CUSIP Number)


      Colin K. Harley, Harley & Deickler, P.O. Box 264, Woodbury, CT 06798
                                  203-263-2469
      --------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                   May 9, 2001
             -------------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is subject to this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].

     Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for the other parties to whom copies are to be sent.

                                                               Page 1 of 2 Pages

CUSIP NO. 294259 10 G                   13D                    Page 2 of 2 Pages


1.  NAMES OF REPORTING PERSONS - Paul N. Schnipelsky
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)


2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                     (a)[_]
                                                                          (b)[X]


3.  SEC USE ONLY


4. SOURCE OF FUNDS* -N/A; applies to options to purchase 50,000 shares of Issuer's Common Stock granted pursuant to reporting person's employment agreement with Issuer dated as of May 9, 2001. Each option is exercisable at $1.15 per share for five years from the date of grant.


5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEM 2(D) OR 2(E)                                                     [_]


6.  CITIZENSHIP OR PLACE OF ORGANIZATION  -  UNITED STATES


NUMBER OF                  7.  SOLE VOTING POWER  -  50,000
SHARES
BENEFICIALLY               8.  SHARED VOTING POWER  -  0
OWNED BY
EACH                       9.  SOLE DISPOSITIVE POWER  -  50,000
REPORTING
PERSON WITH               10. SHARED DISPOSITIVE POWER  -  0



11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON  - 50,000


12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES*                                                          [_]


13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) - 0.3%


14. TYPE OF REPORTING PERSON*  -  IN

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                 07/06/01
                                         -------------------------
                                                  (Date)

                                         /s/:  Paul N. Schnipelsky
                                         -------------------------
                                                (Signature)

                                         -------------------------
                                            Paul N. Schnipelsky